Exhibit 4.3
Intercompany Promissory Note
MPEL INVESTMENTS LIMITED
US$600,000,000
Hong Kong, China
May 17, 2010
     FOR VALUE RECEIVED, MPEL Investments Limited (the “Borrower”), promises to pay to MCE Finance Limited (the “Company”), or order, on May 15, 2018 the principal amount of SIX HUNDRED MILLION DOLLARS (US$600,000,000, or so much thereof as may remain unpaid, and to pay interest (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid balance of such principal amount from the date hereof at the rate of ten and one quarter per cent (10.25%) per annum, payable semi-annually on the 15th of each May and November (an “Interest Payment Date”) beginning November 15, 2010, until such unpaid balance shall be paid in full. Any Interest Payment Date that would otherwise fall on a date that is not a Business Day (as defined in the Indenture referred to below) shall be postponed to the next succeeding Business Day. If the Borrower fails to pay when due all or any portion of the principal or interest of this Note, such unpaid principal and (to the extent permitted by law) unpaid interest shall bear interest from each day from the date it became so due until paid in full, payable on demand, at the rate of one percent (1%) per annum in excess of the otherwise applicable interest rate. In the event that the Company enters into interest rate swaps or other hedging arrangements in respect of interest (a “Rate Hedge”) with respect to the Senior Notes referred to below, the amount of interest payable on each Interest Payment Date will be (i) increased by the amounts payable by the Company under the Rate Hedge with respect to the interest payment then due under the Senior Notes or (ii) decreased by the amount received by the Company under such Rate Hedge with respect to such interest payment; provided that in no event may the amounts payable under the Rate Hedge cause the rate of interest payable under this Note to exceed 12% per annum. The Borrower shall, on demand by the Company, also pay to the Company an amount equal to (i) any Liquidated Damages (as defined below) paid or then required to be paid by the Company under the terms of the Senior Notes and (ii) any amounts required to be paid by the Company to the Trustee under the Indenture or to the Collateral Agent under the Note Pledge Agreement (as both such terms are defined below) and (iii) Additional Amounts (as defined in the Indenture), if any. All payments of principal, interest and other amounts shall be made in lawful money of the United States of America at the office of the Company, or at such other place as the holder hereof shall have designated to the Borrower in writing.
     On the date hereof, the Company has issued certain 10.25% Senior Notes (the “Senior Notes”) pursuant to an Indenture dated as of May 17, 2010 (the “Indenture”)

among itself, certain guarantors and The Bank of New York Mellon, as trustee (the “Trustee”). The proceeds of the Senior Notes have been lent by the Company to the Borrower and an amount, equivalent to the discounts and commissions of the initial purchasers of the Senior Notes and estimated offering expenses payable by the Company, has been paid therefrom by way of an upfront fee to the Company. This Note evidences the Borrower’s obligation to repay such loan.
     This Note may be prepaid, in whole or in part, at any time, provided that the principal amount outstanding under this Note shall at all times be not less than the principal amount outstanding under the Senior Notes. Any such prepayment shall be made together with accrued and unpaid interest hereon plus, on demand by the Company, to the extent applicable, the Borrower shall also pay premium and Liquidated Damages (as defined below), in each case, in the amount equal to any premium or Liquidated Damages paid or then required to be paid by the terms of the Senior Notes in connection with any like prepayment of the Senior Notes. “Liquidated Damages” means liquidated damages payable under any registration rights agreement entered into by the Company in connection with the offering of the Senior Notes. In addition, should the Company elect to prepay, or be required by the terms of the Senior Notes to prepay, all or a portion of such Senior Notes on any day, the Borrower shall on demand by the Company, prepay a like principal amount of the principal of this Note, together with accrued and unpaid interest, plus an amount equal to any premium or Liquidated Damages paid or then due by the Company under the Senior Notes. Should the Company be required at any time to pay any Additional Amounts (as defined in the Indenture) in connection with any withholding or deduction for or on account of taxes, duties, assessments or governmental charges of whatever nature under the terms of the Senior Notes, the Borrower shall also pay to the Company as additional interest hereunder, the amount of such Additional Amounts then due under the Senior Notes. Notwithstanding any provision to the contrary hereunder, the amounts of principal and interest due and payable hereunder shall at all times be not less than the amounts due and payable under the Senior Notes.
     Upon the earlier to occur of (x) the commencement by or against the Borrower of any case or other proceeding seeking liquidation, reorganization or other relief with respect to the Borrower or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property or (y) any exercise of remedies pursuant to Article 6 of the Indenture or Section 9 of the Pledge Agreement, the unpaid principal amount hereof shall become immediately due and payable without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Borrower.
     No failure to exercise and no delay in exercising, on the part of the Company of this Note, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privilege herein provided are cumulative and not exclusive of any rights, remedies, power and privileges provided by law.
     This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction.
     This Note may be executed manually or by facsimile or electronically transmitted signature, and any such signature shall be for all purposes as an original.
     This Note is being pledged to The Bank of New York Mellon as collateral agent (the “Collateral Agent”) for the benefit of the Trustee and the holders of the Senior Notes pursuant to that certain Pledge Agreement (the “Note Pledge Agreement”) dated as of May 17, 2010 between the Company and the Collateral Agent to secure the Company’s obligations under the Indenture and the Senior Notes. The Borrower agrees not to take any actions, make any payments or accept any instructions from the Company that conflict with the Collateral Agent’s rights under the Note Pledge Agreement until the Secured Obligations (as defined in the Note Pledge Agreement) have been performed and paid in full.
     IN WITNESS WHEREOF, the Borrower has caused its duly authorized officer to execute and deliver this Note as of the day and year first above written.
(Signature page follows)

MPEL INVESTMENTS LIMITED
By	/s/ Simon Dewhurst
	Name:	DEWHURST Simon Edward Thomas
	Title:	Authorized Signatory

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